Index to Exhibits

Index
Number			Description
99.1   			Footnote 1 to Table II of Form 4 filed by Randall T Mays on
			June 11, 2003.





Exhibit 99.1 - Footnote 1

On June 5, 2003, Clear Channel Investments, Inc. and Bear, Stearns International Limited entered into an agreement pursuant to which Bear Stearns agreed to pay Clear Channel Investments, Inc. an amount equal to 84.02% of the product of
(1) the number of shares of Class A Common Stock sold by Bear Stearns, up to a maximum of 8,329,877 shares, during a period of up to 90 days
(the "Execution Period") and (2) the greater of (a) $11.8628 and (b) (i) the weighted average of the net economic sale price of the shares of Class A Common Stock sold by Bear Stearns during the Execution Period, less (ii) (A)
0.50 multiplied by the excess of such net economic sale price over $12.62 minus (B) 0.25 multiplied by the excess of such net economic sale price over $13.62. In return, Clear Channel Investments agreed to deliver to Bear
Stearns on approximately the 14th calendar day preceding the 54 month anniversary of the last of the sales by Bear Stearns, the 60 month anniversary of the last of the sales by Bear Stearns, and the 14th calendar day following the 66 month anniversary of the last of the sales by Bear Stearns a number of shares of Class A Common Stock dependent on the highest ask price for the Issuer's Class A Common Stock at each such time, but no more than 8,329,877 shares in the aggregate; provided, however, that Clear Channel Investments has the right to elect to settle the transactions in cash in lieu of delivering such shares.